UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

File No. [          ]

In the Matter of	)
)
ConvergEx Group, LLC	)	FIRST AMENDED AND RESTATED
1633 Broadway, 48th Floor	)	APPLICATION PURSUANT TO
New York, NY 10019)		SECTION 9(c) OF THE
	)	INVESTMENT COMPANY
GTCR LLC	)	ACT OF 1940 FOR A
300 North LaSalle St., Suite 5600)		PERMANENT ORDER
Chicago, IL 60654)		EXEMPTING APPLICANTS FROM
	)	THE PROVISIONS OF SECTION 9(a)
Aligned Asset Managers LLC	)	OF SUCH ACT
263 Tresser Boulevard, Suite 1401)
Stamford, CT 06901)

Written or oral communications regarding this Application
should be addressed to:

Scott A. Moehrke, P.C. Kirkland & Ellis LLP 300 North LaSalle St. Chicago, IL 60654 (312) 862-2200	Steven P. Heineman General Counsel ConvergEx Group, LLC 1633 Broadway, 48th Floor New York, NY 10019 (212) 468-7500

Christian B. McGrath General Counsel and Managing Director GTCR LLC 300 North LaSalle St., Suite 5600 Chicago, IL 60654 (312) 382-2200	Gavin McLeod Chief Financial Officer Aligned Asset Managers LLC 263 Tresser Boulevard, Suite 1401 Stamford, CT 06901 (203) 504-3210

This Application (including Exhibits)
Consists of 26 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

ConvergEx Group, LLC (“ConvergEx”), GTCR LLC (“GTCR”) and Aligned Asset Managers LLC (“Aligned AM,” together with GTCR, the “GTCR Applicants,” and, together with ConvergEx and GTCR, the “Applicants”) hereby apply  pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Order”) in respect of the Guilty Plea, as defined below, entered by ConvergEx Global Markets Limited (the “ConvergEx Subsidiary”), a wholly-owned subsidiary of ConvergEx.

Although no existing company of which the ConvergEx Subsidiary is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (an “Affiliated Person”) currently serves as an investment adviser or depositor of any investment company registered under the Act (“RIC”) or employees’ securities company (“ESC”), or investment company that has elected to be treated as a business development company (“BDC”), unit investment trust (“UIT”) or principal underwriter for any RIC (collectively, “Fund Services Activities”),1 the Applicants request that any relief granted by the Securities and Exchange Commission (the “Commission”) pursuant to this application (the “Application”) also apply to any existing company of which the ConvergEx Subsidiary is an Affiliated Person and to any other company of which the ConvergEx Subsidiary may become an Affiliated Person in the future (together with the Applicants, the “Covered

1      The Applicants also note that the ConvergEx Subsidiary does not provide, and has not provided, Fund Services Activities.

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Persons”) with respect to any activity contemplated by Section 9(a) of the Act.2  The Commission has granted similar relief in recent years.3

I.             BACKGROUND

A.            Applicants

GTCR and certain of its affiliates are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and provide investment advisory services to various private investment funds (the “GTCR Funds”) whose investors include, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, university endowments, corporations, limited partnerships and limited liability companies or other entities. GTCR’s investment advisory services consist of investigating, identifying and evaluating private equity investment opportunities, structuring, negotiating and making investments on behalf of the GTCR Funds, managing and monitoring the performance of such investments and disposing of such investments. The GTCR Funds’ investments are typically in majority-owned operating businesses commonly referred to as “portfolio companies.”

Aligned AM, a majority-owned portfolio company of a GTCR Fund, is a financial services holding company that specializes in making investments in traditional and alternative investment advisory firms.  GTCR, through the platform provided by Aligned AM or otherwise, regularly pursues opportunities to acquire investment advisory firms that provide investment advisory services to RICs and has and currently is actively evaluating several such opportunities

2      The Applicants are not requesting that the Order extend to the ConvergEx Subsidiary and the term “Covered Person” as used herein does not include the ConvergEx Subsidiary.

3      See, e.g., In the Matter of Investment Technology Group, Inc., Release No. IC-27521 (Oct. 23, 2006) (notice) and In the Matter of Investment Technology Group, Inc., Release No. IC- 27558 (Nov. 20, 2006) (order).

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in varying stages of the due diligence process.  Currently, Aligned AM owns a majority interest in one investment advisory firm that provides investment advisory services to entities that are not RICs.

The ConvergEx Subsidiary was a Bermuda broker-dealer and is a wholly-owned subsidiary of ConvergEx.  The ConvergEx Subsidiary has never been registered with the Commission in any capacity and was regulated as a broker-dealer by the Bermuda Monetary Authority until 2012 when it voluntarily relinquished its securities license.  In January 2012, it ceased executing trades in equities and exists today primarily as a non-operating booking entity.

ConvergEx, formerly known as BNY ConvergEx Group, LLC, is a global investment services and technology firm that was created in October 2006 through the combination of an institutional trade execution business, spun-off from the Bank of New York, and an investment technology company.  ConvergEx is headquartered in New York.  ConvergEx is the immediate parent entity to the ConvergEx Subsidiary, as well as other operating subsidiaries.  ConvergEx is not registered with the Commission in any capacity.  A GTCR Fund currently indirectly owns what is presumed to be a controlling interest of more than 25% of the voting securities of ConvergEx, along with an economic interest in ConvergEx of approximately 45%.

B.            The Information, the Plea Agreement and the Guilty Plea

On December 18, 2013, the Fraud Section of the Criminal Division of the United States Department of Justice (the “Department”) filed a two-count criminal information (the “Information”) in the United States District Court for the District of New Jersey, charging the ConvergEx Subsidiary with: (i) one count of conspiracy to commit wire fraud and securities fraud, in violation of Title 18, United States Code, Section 1349; and (ii) one count of wire fraud, in violation of Title 18, United Code, Section 1343.

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The Department charged that certain employees of the ConvergEx Subsidiary engaged in a fraudulent scheme to conceal from customers the ConvergEx Subsidiary’s practice of net trading, i.e., adding a mark-up or mark-down to the price of the security in lieu of a commission. The Department also charged that certain employees of the ConvergEx Subsidiary made affirmative misrepresentations to hide from customers the ConvergEx Subsidiary’s practice of net trading.  In particular, the Department charged that on seven occasions for four customers certain employees of the ConvergEx Subsidiary knowingly provided customers with false trade data (known as time and sales reports) in order to hide the fact that a mark-up or mark-down had been added to the price of the security.   Moreover, the Department charged that certain employees of the ConvergEx Subsidiary willfully violated instructions from one large asset-management client to provide real-time fill information in order to hide the practice of net trading.

On December 12, 2013, the ConvergEx Subsidiary and the Department entered into a plea agreement (the “Plea Agreement”), attached as Exhibit C to this Application, whereby the ConvergEx Subsidiary agreed to plead guilty to the charges contained in the Information (the “Guilty Plea”).  In connection with the Plea Agreement, the ConvergEx Subsidiary and ConvergEx agreed to pay to the Department a criminal fine in the amount of $13,200,000.  In addition, the ConvergEx Subsidiary and ConvergEx agreed to pay $12,789,972.95 in restitution to customers.  On December 18, 2013, the United States District Court for the District of New Jersey accepted the Guilty Plea.

On December 12, 2013, ConvergEx also separately agreed to a deferred prosecution agreement (the “Deferred Prosecution Agreement,” and, together with the Plea Agreement, the “DOJ Settlement”) with the Department whereby ConvergEx agreed to pay an additional monetary penalty and implement certain remedial measures, as more fully described in Section III.F. below.

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In addition to the Guilty Plea, the ConvergEx Subsidiary and certain other subsidiaries of ConvergEx entered into a settlement agreement with the Commission regarding the above-referenced matter.  As part of that agreement, the relevant ConvergEx subsidiaries consented to the entry of an order by the Commission (the “Commission Order”) and admitted certain matters as set forth in the Commission Order.  In the Commission Order, the Commission made the finding that the relevant ConvergEx subsidiaries willfully violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.  The Commission Order requires the relevant ConvergEx subsidiaries to, among other things, cease and desist from committing or causing any current or future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to pay disgorgement of $79,802,448, prejudgment interest of $7,621,981 and a civil money penalty of $20,000,000.

II.            APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct as [a] broker [or] dealer.” Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty.  Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any Affiliated Person of which is disqualified under the provisions of section 9(a)(1). “Affiliated Person” is defined in Section 2(a)(3) of the Act to include, among others:

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(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person;

(B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; and

(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

GTCR is presumed to control the GTCR Funds because it serves as investment adviser to those funds.4  Certain GTCR Funds are presumed to control (1) the ConvergEx Subsidiary because a GTCR Fund holds greater than 25% of the voting securities of ConvergEx Holdings, LLC which, through ConvergEx, controls the ConvergEx Subsidiary and (2) Aligned AM because a GTCR Fund holds greater than 25% of the voting securities of Aligned AM.  Thus, GTCR is presumed to control the ConvergEx Subsidiary and the Applicants, and the ConvergEx Subsidiary is an Affiliated Person of each Applicant.

Because the Guilty Plea involves a felony from conduct arising out of broker-dealer activities, and the ConvergEx Subsidiary pled guilty to those charges, the ConvergEx Subsidiary is prohibited, pursuant to Section 9(a)(1) of the Act, from engaging in Fund Services Activities for ten years from the date the Plea Agreement was entered into.  Because the ConvergEx Subsidiary would be an Affiliated Person of each Applicant based on GTCR’s presumed control

4      See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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of the ConvergEx Subsidiary and each Applicant, the Applicants would be similarly prohibited pursuant to Section 9(a)(3).

In the future, the Applicants may determine that it is in their best interests to become an investment adviser to, or principal underwriter for, one or more RICs.  In particular, GTCR may determine that it is in its best interest to purchase on behalf of a GTCR Fund or otherwise become affiliated with such an adviser or underwriter.  In particular, GTCR and Aligned AM are actively pursuing acquisitions of controlling interests in several investment advisory firms acting as investment advisers to RICs, in varying stages of the diligence process.  Although they have reached various stages of discussions with some firms, they have been unable to consummate the transactions due, in part, to the disqualification.  This is because, should GTCR or Aligned AM consummate any of these transactions, the acquired investment adviser would come under the common control of GTCR and would, for the reasons discussed above, be barred from providing Fund Services Activities under Section 9(a)(3) of the Act.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

5      See, e.g., Applications for Relief from Disqualification, Release No. IC-8689 (Feb. 26, 1975).

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III.          STATEMENT IN SUPPORT OF APPLICATION

In support of their position that the Commission should issue the Order, the Applicants assert the following.

A.                                    Limited Scope of the Misconduct

The conduct underlying the charges described in the Plea Agreement did not involve the ConvergEx Subsidiary or the Applicants acting in any of the capacities described in Section 9(a) of the Act with respect to a Fund Services Activity.  The legislative history of Section 9(a) indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6 At the time Section 9(a) was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9(a) would operate as it does in the present case - barring the GTCR Applicants (and any applicable GTCR Fund) from providing Fund Services Activities as a result of violations that do not relate to any Fund Services Activity. In the absence of improper practices relating to their Fund Services Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving RICs, ESCs, BDCs, UITs, or any other entities covered by Section 9(a), and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application, and the imposition of the Section 9(a) disqualifications on the Applicants would be unduly and disproportionately severe.

6                   Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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B.                                    Hardships on the GTCR Applicants and their Investors

If the GTCR Applicants (and any applicable GTCR Funds) are subject to restrictions under Section 9(a), they would be at significant competitive disadvantage.  Because of the time-sensitive and highly competitive nature of the bidding process for many asset manager target firms acting as investment advisers to RICs or in other capacities described in Section 9(a), it is critical that neither of the GTCR Applicants (nor any applicable GTCR Funds) has any regulatory impediments prior to bidding on a target.  In addition, the GTCR Applicants and certain GTCR Funds, which would also be subject to the Section 9(a) disqualification by virtue of being controlled by GTCR, have committed substantial capital and resources to establishing a strategic platform through which to pursue opportunities to acquire asset managers, including asset managers that provide investment advisory services to RICs or engage in other Fund Services Activities covered by Section 9(a) of the Act. The loss of potential opportunities to invest in asset managers that provide investment advisory services to RICs as a result of the Section 9(a) disqualification would significantly limit the ability of the GTCR Applicants (and any applicable GTCR Funds) to expand their businesses through such platform and would impose a significant hardship upon investors in the applicable GTCR Fund(s) by inhibiting GTCR from executing its contemplated investment strategy on behalf of such investors.

Accordingly, the imposition of the Section 9(a) disqualifications on the GTCR Applicants (and any applicable GTCR Funds and their investors) and the other Covered Persons controlled by GTCR would be unduly and disproportionately severe.

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C.                                    Absence of Any Connection Between the Misconduct and Applicants’ Investment Activities

The conduct charged in the DOJ Settlement did not involve the Applicants or the ConvergEx Subsidiary acting in their capacity as investment adviser, sub-adviser, or principal underwriter for any RIC or other entity covered by Section 9(a) of the Act.  As no violation is charged with respect to the Fund Services Activities any Covered Person would engage in, it would not be against the public interest or the protection of investors for the Commission to grant the Order.

D.                                    No Involvement of Applicants’ Personnel

Each Applicant (on its own behalf) notes that: (i) none of the current or former directors, officers or employees of the Applicant (other than certain personnel of ConvergEx and its subsidiaries who are no longer employed by ConvergEx or its subsidiaries) had any knowledge of, or had any responsibility for, the misconduct charged in the DOJ Settlement (other than any knowledge of the conduct gained through the course of the investigation into the conduct); (ii) no former employee of the ConvergEx Subsidiary or of any Covered Person who previously has been or who subsequently may be identified by the ConvergEx Subsidiary, ConvergEx, GTCR or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the conduct charged in the DOJ Settlement will be an officer, director, or employee of the Applicant or of any other Covered Person;7 and (iii) no employee of the ConvergEx Subsidiary or of any Covered Person who was involved in the conduct charged in the DOJ Settlement will have any future involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act.

7                   See supra note 2.

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None of the charges described in the DOJ Settlement involve the conduct of the GTCR Applicants or their affiliates (other than the ConvergEx Subsidiary).  In addition, neither GTCR nor the GTCR Fund that owns a less-than-majority controlling interest in ConvergEx has a direct ownership interest in the ConvergEx Subsidiary, and the GTCR Applicants and the ConvergEx Subsidiary are, and at all times have been, separately managed businesses with separate personnel.

E.                                     Remedial Actions to Address the Misconduct

After extensive negotiation, the Department, ConvergEx and the ConvergEx Subsidiary have negotiated a settlement reflected in the Deferred Prosecution Agreement and the Plea Agreement. Under the terms of that settlement, the ConvergEx Subsidiary and ConvergEx have agreed to pay to the Department a criminal fine in the amount of $13,200,000. The ConvergEx Subsidiary and ConvergEx also will be required to pay $12,789,972.95 in restitution to customers. Separately, under the Deferred Prosecution Agreement, ConvergEx has agreed to pay a criminal fine of $30,800,000.8

Moreover, the Department has acknowledged ConvergEx’s cooperation and extensive remedial steps taken to date, such as: (i) terminating the employment of officers and employees who were responsible for or condoned the fraudulent conduct; (ii) ceasing all trading activities at and voluntarily relinquishing the Bermudan securities license of the ConvergEx Subsidiary; and (iii) revamping its business model to preclude the possibility of a recurrence of the type of fraudulent conduct described in the Information.  In addition, the Department acknowledged that ConvergEx has committed to continue to enhance its compliance program and internal controls, including by hiring a qualified independent ethics and compliance consultant to

8                   ConvergEx is getting an offset based on the fine the ConvergEx Subsidiary will be paying such that the total fine for both entities will be $30,800,000.

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conduct an ethics and compliance program assessment in consultation with the Commission, as discussed below.

The Department also acknowledged the significant sanction being imposed by the Commission for ConvergEx’s conduct in this matter, including that the ConvergEx Subsidiary and certain other subsidiaries of ConvergEx have agreed to separately pay disgorgement of $79,802,448, prejudgment interest of $7,621,981 and a civil money penalty of $20,000,000 to the Commission in connection with the Commission Order.  Pursuant to undertakings in the Commission Order, the relevant ConvergEx subsidiaries have taken a number of steps, including (i) retaining a qualified independent ethics and compliance consultant, not unacceptable to the Commission, who conducted an ethics and compliance program assessment and (ii) reporting to the Commission regarding the consultant’s findings. The relevant ConvergEx subsidiaries are currently in the process of implementing all recommendations made by the consultant regarding modification of compliance policies, practices and procedures.

Similarly, under the Deferred Prosecution Agreement, ConvergEx (i) represented that it has undertaken, and will continue to undertake in the future, a review of its existing internal controls, policies, and procedures regarding compliance with the securities laws and other criminal laws prohibiting fraud and (ii) agreed to report to the Department, upon request, regarding its remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to compliance with the securities laws and other criminal laws prohibiting fraud.

As set out below in Section III.G, each Applicant (and any Covered Person) has undertaken to adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Order applicable to such Applicant within 60 days of the date of the Order or, with respect to condition 3 to this Application, such later date as may be contemplated by the DOJ Settlement or the Commission Order, as applicable. In addition, ConvergEx (or the relevant ConvergEx subsidiary, as applicable) has undertaken to comply in all material respects with the material terms, conditions and undertakings of the DOJ Settlement and the Commission Order. Finally, the Applicants have undertaken to provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Order within 30 days of the discovery of the material violation.

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

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F.                                      Applicants’ Prior Section 9(c) Orders

The Applicants have not previously applied for an exemptive order under Section 9(c) of the Act.

G.                                    Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.  Neither the Applicants nor any of the other Covered Persons will employ any of the former employees of the ConvergEx Subsidiary or of any Covered Person who previously has been or who subsequently may be identified by the ConvergEx Subsidiary, ConvergEx, GTCR or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the conduct charged in the DOJ Settlement, in any capacity, without first making a further application to the Commission pursuant to Section 9(c).

2.  Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Order applicable to such Applicant within 60 days of the date of the Order or, with respect to condition 3, such date as may be contemplated by the DOJ Settlement or the Commission Order, as applicable.

3.  ConvergEx, or the relevant ConvergEx subsidiary, as applicable, will comply in all material respects with the material terms, conditions and undertakings of the DOJ Settlement and the Commission Order.

4.  The Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Order within 30 days of the discovery of the material violation.

H.                                   Conclusion

For the reasons set forth above, the Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Order by the Commission.

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IV.          AUTHORIZATIONS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as follows:

ConvergEx Group, LLC

1633 Broadway, 48th Floor

New York, NY 10019

GTCR LLC

300 North LaSalle St., Suite 5600

Chicago, IL 60654

Aligned Asset Managers LLC

263 Tresser Boulevard, Suite 1401

Stamford, CT 06901

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that all written or oral communications or questions concerning this Application should be directed to:

Scott A. Moehrke, P.C. Kirkland & Ellis LLP 300 North LaSalle St. Chicago, IL 60654 (312) 862-2199	Steven P. Heineman General Counsel ConvergEx Group, LLC 1633 Broadway, 48th Floor New York, NY 10019 (212) 468-7796

Christian B. McGrath General Counsel GTCR LLC 300 North LaSalle St., Suite 5600 Chicago, IL 60654 (312) 382-2200	Gavin McLeod Chief Financial Officer Aligned Asset Managers LLC 263 Tresser Boulevard, Suite 1401 Stamford, CT 06901 (203) 504-3210

The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant represents that the person signing and filing this Application on its behalf is authorized to do so.  The verifications required by Rule 0-2(d) are attached as Exhibit A.  The resolutions authorizing the filing of the Application and

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any amendments and supplements thereto, adopted on the dates indicated, are attached as Exhibit B.  Each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of such Applicant.

CONVERGEX GROUP, LLC

By:	/s/ Steven P. Heineman

Title:	General Counsel

Date:	September 5, 2014

GTCR LLC

By:	/s/ Christian McGrath

Title:	General Counsel

Date:	September 5, 2014

ALIGNED ASSET MANAGERS LLC

By:	/s/ Gavin McLeod

Title:	Chief Financial Officer

Date:	September 5, 2014

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EXHIBIT A
VERIFICATIONS

STATE OF CONNECTICUT	)
) SS
FAIRFIELD COUNTY	)

The undersigned, being duly sworn, deposes and says: that he has duly executed the attached Application for an Order under Section 9(c) of the Investment Company Act of 1940, as amended, dated September 5, 2014, for and on behalf of Aligned Asset Managers LLC (“Aligned AM”); that he is the Chief Financial Officer of Aligned AM; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Gavin McLeod
(Signature)

Gavin McLeod
(Type or Print Name)

Exhibit A

STATE OF ILLINOIS	)
) SS
COOK COUNTY	)

The undersigned, being duly sworn, deposes and says: that he has duly executed the attached Application for an Order under Section 9(c) of the Investment Company Act of 1940, as amended, dated September 5, 2014, for and on behalf of GTCR LLC (“GTCR”); that he is the General Counsel of GTCR; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Christian McGrath
(Signature)

Christian McGrath
(Type or Print Name)

Exhibit A

STATE OF NEW YORK	)
) SS
NEW YORK COUNTY	)

The undersigned, being duly sworn, deposes and says: that he has duly executed the attached Application for an Order under Section 9(c) of the Investment Company Act of 1940, as amended, dated September 5, 2014, for and on behalf of ConvergEx Group, LLC (“ConvergEx”); that he is the General Counsel of ConvergEx; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Steven P. Heineman
(Signature)

Steven P. Heineman
(Type or Print Name)

Exhibit A

EXHIBIT B

AUTHORIZING RESOLUTIONS

I, Steven P. Heineman, do hereby certify that I am the General Counsel of ConvergEx Group, LLC (the “Company”), and that the following is a true and correct copy of the resolutions that were duly adopted by written consent of the Managers of the Board of the Company, effective as of December 18, 2013, and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

“WHEREAS, in connection with a potential settlement agreement arising out of an investigation by the Department of Justice and Securities and Exchange Commission (“SEC”) of ConvergEx Group, LLC (the “Company”) and certain of its subsidiaries and affiliates, the Company will prepare and file with the SEC an application (the “Exemptive Application”) for an order of exemption from the provisions of Section 9(a) of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

RESOLVED, that the proper officers of the Company be, and they hereby are, authorized and directed to prepare and file with the SEC on behalf of the Company an Exemptive Application for an order of exemption from the provisions of Section 9(a) of the Investment Company Act;

FURTHER RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Company, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Company, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution; and

FURTHER RESOLVED, that any and all agreements, documents and instruments executed on behalf of the Company prior to the date hereof to effectuate the foregoing resolutions are hereby, in all respects, confirmed, approved and ratified.”

Exhibit B

IN WITNESS WHEREOF, I have set my hand on this February 11, 2014.

ConvergEx Group, LLC

By:	/s/ Steven P. Heineman
Name:	Steven P. Heineman
Title:	General Counsel

Exhibit B

I, Christian B. McGrath, do hereby certify that I am the General Counsel of GTCR LLC (the “Company”), and that the following is a true and correct copy of the resolutions that were duly adopted by written consent of the Managers of the Board of the Company, effective as of December 4, 2013, and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

“WHEREAS, in connection with a potential settlement agreement arising out of an investigation by the Department of Justice and SEC of ConvergEx Group, LLC and certain of its subsidiaries and affiliates, the Company will prepare and file with the SEC an application (the “Exemptive Application”) for an order of exemption from the provisions of Section 9(a) under the Investment Company Act;

FURTHER RESOLVED, that the proper officers of the Company be, and they hereby are, authorized and directed to prepare and file with the SEC on behalf of the Company an Exemptive Application for an order of exemption from the provisions of Section 9(a) under the Investment Company Act;

FURTHER RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Company, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Company, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution; and

FURTHER RESOLVED, that any and all agreements, documents and instruments executed on behalf of the Company prior to the date hereof to effectuate the foregoing resolutions are hereby, in all respects, confirmed, approved and ratified.”

Exhibit B

IN WITNESS WHEREOF, I have set my hand on this January 15, 2014.

GTCR LLC

By:	/s/ Christian McGrath
Name:	Christian McGrath
Title:	General Counsel

Exhibit B

I, James J. Cahill, do hereby certify that I am the Chief Financial Officer and Secretary of Aligned Asset Managers LLC (the “Company”), and that the following is a true and correct copy of the resolutions that were duly adopted by written consent of the Managers of the Board of the Company, effective as of December 17, 2013, and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

“WHEREAS, in connection with a potential settlement agreement arising out of an investigation by the Department of Justice and Securities and Exchange Commission of ConvergEx Group, LLC and certain of its subsidiaries and affiliates, the Company will prepare and file with the SEC an application (the “Exemptive Application”) for an order of exemption from the provisions of Section 9(a) under the Investment Company Act;

NOW, THEREFORE, BE IT RESOLVED, that the proper officers of the Company be, and they hereby are, authorized and directed to prepare and file with the SEC on behalf of the Company an Exemptive Application for an order of exemption from the provisions of Section 9(a) under the Investment Company Act;

FURTHER RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Company, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Company, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution; and

FURTHER RESOLVED, that any and all agreements, documents and instruments executed on behalf of the Company prior to the date hereof to effectuate the foregoing resolutions are hereby, in all respects, confirmed, approved and ratified.”

The actions taken by this Consent shall have the same force and effect as if taken at a special meeting of the Board duly called and constituted pursuant to the limited liability company agreement of the Company.”

Exhibit B

IN WITNESS WHEREOF, I have set my hand on this January 17, 2014.

Aligned Asset Managers LLC

By:	/s/ James J. Cahill
Name:	James J. Cahill
Title:	Chief Financial Officer and Secretary

Exhibit B

Exhibit C

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

UNITED STATES OF AMERICA	:	Hon. Jose L. Linares
v.	:	Criminal No. 13-
CONVERGEX GLOBAL MARKETS LIMITED,	:	18 U.S.C. §§ 1343, 1349
Defendant.	:	

PLEA AGREEMENT

Pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure, the United States of America, by and through the Fraud Section, Criminal Division, United States Department of Justice (the "Department"), and the defendant CONVERGEX GLOBAL MARKETS LIMITED ("CGM LIMITED" or the "defendant"), by and through its undersigned attorneys, and through its authorized representative, pursuant to authority granted by the defendant's Board of Directors, hereby submit this Plea Agreement ("Agreement"). The terms and conditions of this Agreement are as follows:

The Defendant's Agreement

1. Pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure, the defendant agrees to waive its right to indictment by a grand jury and further agrees to plead guilty to the two-count criminal Information (hereinafter "Information") in this case, which charges the defendant with: (i) conspiracy to

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commit wire fraud and securities fraud, in violation of Title 18, United States Code, Section 1349; and (ii) wire fraud, in violation of Title 18, United States Code, Section 1343. The defendant further agrees to persist with that plea through sentencing and, as set forth below, to cooperate fully with the Department in its investigation into all matters related to the conduct charged in the Information.

2. The defendant understands and agrees that this Agreement is between the Department and the defendant. This Agreement does not bind any other division or section of the Department of Justice, or any other federal, state, local, or foreign prosecuting, administrative, or regulatory authority. The Department will bring this Agreement and the cooperation of the defendant, its direct or indirect affiliates, subsidiaries, and parent corporation, to the attention of other prosecuting authorities or other agencies, if requested by the defendant.

3. The defendant agrees that this Agreement will be executed by an authorized corporate representative. The defendant further agrees that a Resolution duly adopted by the defendant's Board of Directors, attached to this Agreement as Exhibit 1, authorizes the defendant to enter into this Agreement and take all necessary steps to effectuate this Agreement, and that the signatures on this Agreement by the defendant's authorized representative and its counsel are authorized by the

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defendant's Board of Directors, on behalf of the defendant. In connection with this Agreement, the defendant will also provide to the Department a certified resolution of the Board of Directors of ConvergEx Group, LLC, attached as Exhibit 2 hereto, or in similar form, providing as follows:

a. ConvergEx Group, LLC ("ConvergEx Group") agrees to and shall be bound by those specific terms of this Agreement that expressly apply to it, and that the signatures of ConvergEx Group's corporate representative and its counsel to this Agreement are authorized by ConvergEx Group's Board of Directors;

b. ConvergEx Group shall guarantee, secure, and deliver to the Department and to the Clerk's Office of the United States District Court for the District of New Jersey all payments due from the defendant under this Agreement;

c. ConvergEx Group agrees to waive its rights to a speedy trial pursuant to the Sixth Amendment to the United States Constitution, Title 18, United States Code, Section 3161, and Federal Rule of Criminal Procedure 48(b), and any defenses based on venue or the statute of limitations, relating to the conduct described in the Statement of Facts, attached hereto as Exhibit 3, the criminal Information filed against the defendant, or conduct known to the Department prior to the date on which this Agreement was signed that is not time-barred by the applicable

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statute of limitations on the date of the signing of this Agreement.

4. The defendant and ConvergEx Group agree that in the event the defendant or ConvergEx Group sells, merges, or transfers all or substantially all of its business operations as they exist as of the date of this Agreement, whether such sale(s) is/are structured as a stock or asset sale, merger, or transfer, the defendant or ConvergEx Group shall include in any contract for sale, merger, or transfer a provision fully binding the purchaser(s) or any successor(s) in interest thereto to the guarantees and obligations described in this Agreement.

5. The defendant and ConvergEx Group waive any statute of limitations defense with regard to the conduct described in the attached Statement of Facts as of the date of this Agreement through the full term of the defendant's probation and until all of the defendant's and ConvergEx Group's obligations under this Agreement have been satisfied.

6. The defendant and ConvergEx Group agree and represent that they have the full legal right, power, and authority to enter into and perform all obligations under this Agreement.

7. The defendant and ConvergEx Group agree that, within one hundred eighty (180) days of sentencing, they will pay restitution in the amount of $12,789,972.95, in a manner to be directed by the Department, if restitution has not already been

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paid either directly by ConvergEx Group or CGM LIMITED, or via the Fair Fund to be established by the United States Securities and Exchange Commission. The defendant and ConvergEx Group agree to pay to the United States a criminal fine in the amount of $8,200,000. The defendant and ConvergEx Group agree to wire transfer $8,200,000 within ten (10) business days of sentencing to the Clerk of the Court for the United States District Court for the District of New Jersey. The defendant and ConvergEx Group further agree to pay $5,000,000 to the United States Postal Inspection Service Consumer Fraud Fund. The Company agrees that this amount shall be paid as a lump sum within five (5) business days from the date of sentencing. The defendant and ConvergEx Group further agree to pay the Clerk of the Court for the United States District Court for the District of New Jersey the mandatory special assessment of $400 per count within five (5) business days from the date of sentencing. The defendant and ConvergEx Group acknowledge that no tax deductions may be sought in connection with the payment of the fine.

8. The defendant agrees that if it, ConvergEx Group, or any of its subsidiaries or affiliates, issues a press release or holds a press conference in connection with this Agreement, the defendant shall first consult with the Department to determine whether (a) the text of the release or proposed statements at any press conference are true and accurate with respect to matters

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between the Department and the defendant; and (b) the Department has an objection to the release or statement. Nothing in this Paragraph restricts the defendant, its parent corporation, or any of its direct or indirect affiliates or subsidiaries, from fulfilling obligations under the federal securities laws or from interacting with investors.

9. The defendant agrees to abide by all terms and obligations of this Agreement as described herein, including, but not limited to, the following:

a. To plead guilty as set forth in this Agreement;

b. To abide by all sentencing stipulations contained in this Agreement;

c. To: (i) appear, through duly appointed representatives, as ordered for all Court appearances; and (ii) obey any other ongoing Court order in this matter;

d. To commit no further crimes;

e. To be truthful at all times with the Court; and

f. To pay the applicable fine, restitution, special assessment, and additional payment to the United States Postal Inspection Service Consumer Fraud Fund.

10. The defendant and ConvergEx Group shall continue to cooperate fully with the Department in any and all matters relating to the conduct described in this Agreement and Exhibit 3, and other conduct under investigation by the Department,

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subject to applicable law and regulations, until the date upon which all investigations and prosecutions arising out of such conduct are concluded or until further agreement with the Department. This includes ensuring that their affiliates comply with the terms of this Paragraph and Paragraph 11 of this Agreement. At the request of the Department, the defendant and ConvergEx Group shall also cooperate fully with other domestic or foreign law enforcement and regulatory authorities and agencies in any investigation of the defendant, ConvergEx Group, or their affiliates, or any of their present and former officers, directors, employees, agents, and consultants, or any other party, in any and all matters relating to this Agreement and Exhibit 3. The defendant and ConvergEx Group agree that their cooperation pursuant to this Paragraph shall include, but not be limited to, the following:

a. The defendant and ConvergEx Group shall truthfully disclose all factual information not protected by a valid claim of attorney-client privilege or attorney work product with respect to their activities, those of their affiliates, and those of their present and former directors, officers, employees, agents, and consultants concerning all matters relating to the conduct described in this Agreement and Exhibit 3 and other conduct under investigation by the Department about which the defendant or ConvergEx Group has any knowledge or about which the

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Department may inquire, including any evidence or allegations and internal or external investigations, about which the defendant has any knowledge or about which the Department may inquire. To the extent that disclosure of any information is prohibited by applicable foreign law or regulation, the defendant and ConvergEx Group will cooperate with the Department in any effort to obtain such information. This obligation of truthful disclosure includes, but is not limited to, the obligation of the defendant and ConvergEx Group to provide to the Department, upon request, any document, record or other tangible evidence relating to the conduct described in this Agreement and Exhibit 3 and other conduct under investigation by the Department about which the Department may inquire of the defendant.

b. Upon request of the Department, with respect to any issue relevant to its investigation of the conduct described in this Agreement and Exhibit 3 and other conduct under investigation by the Department, the defendant and ConvergEx Group shall designate knowledgeable employees, agents, or attorneys to provide to the Department the information and materials described in Paragraph 10(a) above on behalf of the defendant. It is further understood that the defendant and ConvergEx Group must at all times provide complete, truthful, and accurate information.

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c. With respect to any issue relevant to the Department's investigation of the conduct described in this Agreement and Exhibit 3 and other conduct under investigation by the Department, the defendant and ConvergEx Group shall use their best efforts to make available for interviews or testimony, as requested by the Department, present or former officers, directors, employees, agents, and consultants of the defendant or ConvergEx Group. This obligation includes, but is not limited to, sworn testimony before a federal grand jury or in federal trials, as well as interviews with domestic or foreign law enforcement and regulatory authorities. Cooperation under this Paragraph shall include identification of witnesses who, to the knowledge of the defendant or ConvergEx Group, may have material information regarding the matters under investigation.

d. With respect to any information, testimony, documents, records, or other tangible evidence provided to the Department pursuant to this Agreement, the defendant and ConvergEx Group consent to any and all disclosures, subject to applicable law and regulations, to other governmental authorities, including United States authorities and those of a foreign government of such materials as the Department, in its sole discretion, shall deem appropriate.

11. In addition to the obligations in Paragraph 10, during the Term of the Agreement, should the defendant or ConvergEx

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Group discover any evidence or allegations of fraudulent conduct in connection with the taking, disclosing, or sharing of spread income on securities transactions or similar misconduct not otherwise disclosed, including the existence of internal or external investigations into such conduct, the defendant and ConvergEx Group shall promptly report such evidence or allegations to the Department.

The United States' Agreement

12. In exchange for the corporate guilty plea of the defendant and the complete fulfillment of all of its obligations under this Agreement, and in exchange for the agreement of the defendant's parent corporation, ConvergEx Group, to assume all of the obligations set forth in a deferred prosecution agreement in a parallel matter, the Department agrees that it will not file additional criminal charges against the defendant or any of its direct or indirect affiliates or subsidiaries, or its parent corporation, relating to:

a. the conduct described in the Statement of Facts attached as Exhibit 3; or

b. information disclosed by the defendant or its parent corporation, ConvergEx Group, to the Department prior to the date of this Agreement.

13. This Agreement does not provide any protection against prosecution for any fraudulent conduct in connection with the

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taking, disclosing, and sharing of spread income on securities transactions in the future by the defendant, or by any of its officers, directors, employees, agents, or consultants, whether or not disclosed by the defendant pursuant to the terms of this Agreement. This Agreement also does not close or preclude the investigation or prosecution of any natural persons, including any officers, directors, employees, agents, or consultants of the defendant, who may have been involved in any of the matters set forth in the Information, Statement of Facts, or in any other matters.

Factual Basis

14. The defendant is pleading guilty because it is guilty of the charges contained in the two-count Information. The defendant agrees and stipulates that the factual allegations set forth in the Information are true and correct and accurately reflect the defendant's criminal conduct. The defendant further stipulates and agrees to the Statement of Facts attached hereto and incorporated herein as Exhibit 3.

The Defendant's Waiver of Rights, Including the Right to Trial and Appeal

15. The defendant represents to the Court that the defendant is satisfied that the defendant's attorneys have rendered effective assistance. The defendant understands that by entering into this Agreement, the defendant surrenders certain

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rights as provided in this Agreement. The defendant understands that the rights of defendants include the following:

a. If the defendant persisted in a plea of not guilty to the charges, the defendant would have the right to a speedy jury trial with the assistance of counsel. The trial may be conducted by a judge sitting without a jury if the defendant, the United States, and the Court all agree.

b. At a trial, the United States would be required to present its witnesses and other evidence against the defendant. The defendant would be able to confront those witnesses and the defendant's attorney would be able to cross-examine them. In turn, the defendant could, but would not be required to, present witnesses and other evidence on its own behalf. If the witnesses for the defendant would not appear voluntarily, the defendant could require their attendance through the subpoena power of the Court.

c. At a trial, no inference of guilt could be drawn from the defendant's refusal to present evidence. However, if the defendant desired to do so, it could present evidence on its behalf.

16. The defendant understands that nothing in this Agreement will restrict access by the United States Probation Office or the Court to information and records in the possession of the United States or any of its investigative law enforcement

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agencies, including state and local law enforcement agencies, as well as information, documents and records obtained from the defendant.

17. The defendant is aware that Title 18, United States Code, Section 3742 affords a defendant the right to appeal the sentence imposed. Should the Court impose the sentence proposed herein, the defendant agrees that it will waive the right to appeal the plea, conviction, and sentence (or the manner in which it was determined) on the grounds set forth in Title 18, United States Code, Section 3742. This Agreement does not affect the rights or obligations of the United States as set forth in Title 18, United States Code, Section 3742(b).

18. The defendant is also aware that the United States Constitution and the laws of the United States afford a defendant the right to contest or "collaterally attack" its conviction or sentence after the conviction has become final. Knowing that, the defendant knowingly waives the right to contest or "collaterally attack" the defendant's plea, conviction, and sentence by means of any post-conviction proceeding.

19. The defendant waives all defenses to the conduct charged in the Information based on venue, speedy trial under the United States Constitution and Speedy Trial Act, and any and all constitutional and non-jurisdictional defects.

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Penalty

20. The statutory maximum sentence that the Court can impose for a violation of Title 18, United States Code, Section 1349, is a fine of $500,000 or twice the gross gain or gross loss resulting from the offense, whichever is greatest, 18 U.S.C. § 3571(c)(3), (d); five years' probation, 18 U.S.C. § 3561(c)(1); and a mandatory special assessment of $400, 18 U.S.C. § 3013(a)(2)(B). The statutory maximum sentence that the Court can impose for a violation of Title 18, United States Code, Section 1343, is a fine of $500,000 or twice the gross gain or gross loss resulting from the offense, whichever is greatest, 18 U.S.C. § 3571(c)(3), (d); five years' probation, 18 U.S.C. § 3561(c)(1); and a mandatory special assessment of $400, 18 U.S.C. § 3013(a)(2)(B).

a. The defendant hereby stipulates and agrees not to institute or participate in any proceeding to interfere with, alter, or bar enforcement of any fine, penalty, special assessment, or forfeiture order pursuant to the automatic stay or other provision of the United States Bankruptcy Code.

b. The defendant agrees that nothing in this Agreement is intended to release the defendant from any and all of the defendant's excise and income tax liabilities and reporting obligations for any and all income not properly reported and/or legally or illegally obtained or derived.

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Sentencing Factors

21. The parties agree that pursuant to *United States v. Booker*, 543 U.S. 220 (2005), the Court must determine an advisory sentencing guideline range pursuant to the United States Sentencing Guidelines. The Court will then determine a reasonable sentence within the statutory range after considering the advisory sentencing guideline range and the factors listed in 18 U.S.C. § 3553(a). The parties' agreement herein to any guideline sentencing factors constitutes proof of those factors sufficient to satisfy the applicable burden of proof.

22. The Department and the defendant agree that a faithful application of the United States Sentencing Guidelines (USSG) to determine the applicable fine range yields the following analysis:

a. The 2013 USSG Manual sets forth the appropriate guidelines to be used in this matter.

b. Offense Level. Based upon USSG § 2B1.1, the total offense level is 33, calculated as follows:

(a)(1)	Base Offense Level	7
(b)(1)(K)	Loss of more than $7,000,000	+ 20
(b)(10)(C)	Sophisticated means	+ 2
(b)(18)(A)	Associated with a registered broker	+ 4
TOTAL		33

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c. Base Fine: Based upon USSG §8C2.4(d), the base fine is $22,000,000, based on a total offense level of 33 under USSG §2B1.1.

d. Culpability Score: Based upon USSG § 8C2.5, the culpability score is 3, summarized as follows:

(a)	Base Culpability Score	5
(g)(2)	The organization fully cooperated in the investigation and clearly demonstrated recognition and affirmative acceptance of responsibility for its criminal conduct	-2
TOTAL		3

e. Calculation of Fine Range: Based upon USSG § 8C2.7, the fine range is calculated as follows:

Base Fine	$22,000,000
Multipliers	.6/1.2
Fine Range	$13,200,000/$26,400,000

Sentencing Recommendation

23. Pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure, the Department and the defendant agree that the following represents the appropriate disposition of the case:

a. Fine. The parties agree that the imposition of a fine in the amount of $8,200,000 is appropriate in this case.

b. Organizational Probation. The parties agree that a term of organizational probation is not appropriate in this case, as the defendant's parent corporation, ConvergEx Group, has

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separately agreed to the deferred prosecution agreement referenced in Paragraph 12.

c. Other Payment. In addition to the fine outlined above in subparagraph (a), the defendant agrees that it will pay $5,000,000 to the United States Postal Inspection Service Consumer Fraud Fund. The defendant agrees that this amount shall be paid as a lump sum within five (5) business days from the date of sentencing.

d. Mandatory Special Assessment. The defendant shall pay to the Clerk of the Court for the United States District Court for the District of New Jersey within (5) business days of the time of sentencing the mandatory special assessment of $400 per count.

e. Court Not Bound. This Agreement is presented to the Court pursuant to Fed. R. Crim. P. 11(c)(1)(C). The defendant understands that, if the Court rejects this Agreement, the Court must: (a) inform the parties that the Court rejects the Agreement; (b) advise the defendant's counsel that the Court is not required to follow the Agreement and afford the defendant the opportunity to withdraw its plea; and (c) advise the defendant that if the plea is not withdrawn, the Court may dispose of the case less favorably toward the defendant than the Agreement contemplated. The defendant further understands that if the Court refuses to accept any provision of this Agreement, neither

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party shall be bound by the provisions of the Agreement. The defendant, however, also understands that if the Court accepts this Agreement, the Court is bound by the sentencing recommendations in Paragraph 22. Waiver of Presentence Investigation 24. The parties agree, subject to the Court’s approval, to waive the requirement for a presentence report, pursuant to Federal Rule of Criminal Procedure 32(c)(1)(A), based on a finding by the Court that the record contains information sufficient to enable the Court to meaningfully exercise its sentencing power. The parties, however, agree that in the event the Court orders the preparation of a presentence report prior to sentencing, such order will not affect the agreement set forth herein. Additionally, if the Court directs the preparation of a presentence report, the Department will fully inform the preparer of the presentence report and the Court of the facts and law related to the defendant’s case. Breach of the Plea Agreement 25. If the defendant or ConvergEx Group breaches the terms of this Agreement, or commits any new criminal offense between signing this Agreement and sentencing, the Department is relieved of its obligations under this Agreement, but the defendant may not withdraw its guilty plea. Whether the defendant has breached any provision of this Agreement shall be determined solely by the

Department. 26. In the event of a breach of this Agreement by the defendant or ConvergEx Group: a. CGM LIMITED and ConvergEx Group shall be fully subject to criminal prosecution for any crimes, including perjury and obstruction of justice; b. the Department will be free to use against CGM LIMITED or ConvergEx Group, directly and indirectly, in any criminal or civil proceeding any of the information or materials provided by CGM LIMITED pursuant to this Agreement, as well as the admitted Statement of Facts contained herein; and c. should the Department elect to pursue criminal charges or any civil action that was not filed as a result of this Agreement, then CGM LIMITED and ConvergEx Group agree that any applicable statute of limitations is tolled between the date of CGM LIMITED’s and ConvergEx Group’s signing of this Agreement and the discovery by the Department of any breach by CGM LIMITED or ConvergEx Group plus one year, and CGM LIMITED and ConvergEx Group waive all defenses based on the statute of limitations, venue, any claim of pre-indictment delay, or any speedy trial claim with respect to any such prosecution or action, except to the extent that such defenses existed as of the date of the signing of this Agreement.

Complete Agreement 27. This written Agreement constitutes the complete plea agreement between the parties. No promises or representations have been made by the United States except as set forth in writing in this Agreement. The defendant acknowledges that no threats have been made against the defendant and that the defendant is pleading guilty freely and voluntarily because the defendant is guilty. Any modification of this Agreement shall be valid only as set forth in writing in a supplemental or revised plea agreement signed by all parties.

AGREED:

FOR CONVERGEX GLOBAL MARKETS LIMITED:

Date: December 12, 2013 By: ______________________
Craig S. Warkol
Bracewell & Giuliani LLP

FOR CONVERGEX GROUP, LLC:

Date: December 12, 2013 By: ______________________
Craig S. Warkol
Bracewell & Giuliani LLP

FOR THE DEPARTMENT OF JUSTICE:

Jeffrey H. Knox
Chief, Fraud Section
Criminal Division
U.S. Department of Justice

Date: December 12, 2013 By: ______________________
Justin Goodyear
Jason Linder
Patrick Pericak
Trial Attorneys

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be v a l i d only as s e t f o r t h i n w r i t i n g i n a supplemental or r e v i s e d plea agreement signed by a l l p a r t i e s , FOR CONVERGEX GLOBAL MARKETS Date: December j l , 2013 By: faXfoB * STEVEN P, General Counsel ConvergEx Group, LLC, on behalf Of ConvergEx Global Markets Limited Date: December 2013 By: Craig Bracewell G i u l i a n i LLP FOR CONVERGEX GROUP, Date: December 2013 By: STEVEN P. HEINEMAN General Counsel ConvergEx Group, LLC Date: December (_2r, 2013 By: Craig Warkol Bracewell G i u l i a n i LLP FOR THE DEPARTMENT OF Knox Chief, Fraud Section C r i m i n a l D i v i s i o n U.S. Department of J u s t i c e Date: December 2013 By: ferf?frfMAff Jason Linder P a t r i c k Pericak T r i a l Attorneys 21

CERTIFICATE OF AUTHORIZED REPRESENTATIVE

I have read this Agreement and carefully reviewed every part of it with counsel for ConvergEx Global Markets Limited ("CGM LIMITED"). I understand the terms of this Agreement and voluntarily agree, on behalf of CGM LIMITED, to each of its terms. Before signing this Agreement on behalf of CGM LIMITED, I consulted with counsel for CGM LIMITED. Counsel fully advised me of the rights of CGM LIMITED, of possible defenses, of the Sentencing Guidelines' provisions, and of the consequences of entering into this Agreement.

I have carefully reviewed this Agreement with the Board of Directors of CGM LIMITED. I have advised, and caused outside counsel for CGM LIMITED to advise, the Board fully of the rights of CGM LIMITED, of possible defenses, of the Sentencing Guidelines' provisions, and of the consequences of entering into the Agreement. No promises or inducements have been made other than those contained in this Agreement. Furthermore, no one has threatened or forced me, or to my knowledge any person authorizing this Agreement on behalf of CGM LIMITED and ConvergEx Group, LLC, in any way to enter into this Agreement. I am also satisfied with counsel's representation in this matter. I certify that I am an

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authorized representative of CGM LIMITED, and I have been duly authorized by CGM LIMITED to execute this Agreement on behalf of CGM LIMITED.

Date: December 12, 2013

CONVERGEX GLOBAL MARKETS LIMITED

By: ______________________

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<u>CERTIFICATE OF COUNSEL</u>

We are counsel for ConvergEx Global Markets Limited ("CGM LIMITED") in the matter covered by this Agreement. In connection with such representation, we have examined relevant CGM LIMITED documents and have discussed this Agreement with the Board of Directors of CGM LIMITED and the authorized representative of CGM LIMITED. Based on our review of the foregoing materials and discussions, we are of the opinion that CGM LIMITED's representative has been duly authorized to enter into this Agreement on behalf of CGM LIMITED. This Agreement has been duly and validly authorized, executed, and delivered on behalf of CGM LIMITED and is a valid and binding obligation of CGM LIMITED.

Further, we have carefully reviewed every part of this Agreement with the Board of Directors of CGM LIMITED. We have fully advised them of CGM LIMITED's rights, of possible defenses, of the Sentencing Guidelines' provisions, and of the consequences of entering into this Agreement. To our knowledge, CGM LIMITED's decision to enter into this Agreement is an informed and voluntary one.

Date: December 12, 2013

By: ______________________
Craig S. Warkol
Bracewell & Giuliani LLP

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EXHIBIT 1

CERTIFICATE OF CORPORATE RESOLUTIONS OF CONVERGEX GLOBAL MARKETS LIMITED

A copy of the executed Certificate of Corporate Resolutions of ConvergEx Global Markets Limited is annexed hereto as "Exhibit 1."

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ConvergEx Global Markets Limited

CERTIFICATE

I, Heather A. Sisler, hereby certify that I am the Assistant Secretary of ConvergEx Global Markets Limited, a company duly incorporated under the laws of Bermuda (the "Company") and, as such, am authorized to make this certificate.

I further certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors of the Company via unanimous written consent effective 12 December 2013 and that such resolutions have not been modified or amended and remain in full force and effect:

WHEREAS, the Board of Directors of the Company has been informed by its counsel of a proposed settlement with the United States Department of Justice ("DOJ") in relation to certain matters which have been under investigation by DOJ (the "Proposed Settlement"), and the key terms of the Proposed Settlement have been distributed to the members of the Board as Annex 1 to the Proposed Settlement Resolutions;

WHEREAS, the Proposed Settlement contemplates:

(1) the Company pleading guilty to certain crimes pursuant to a plea agreement with the DOJ (the "Plea Agreement");

(2) the DOJ and the Company agreeing to recommend to the court a fine of $8,200,000 as appropriate under the circumstances;

(3) the Company agreeing to pay $5,000,000 to the United States Postal Inspection Service Consumer Fraud Fund;

(4) the Company agreeing to pay restitution in the amount of $12,789,972.95;

(5) the Court retaining the ability to accept or reject the terms of the Plea Agreement under Fed. R. Crim. P. 11(c)(1)(C);

(6) imposition of commitments set out in the Plea Agreement on the Company;

(7) the Company agreeing to include in any sale or merger agreement the requirement that the successor or purchaser company abide by the commitments set out in items 2, 3, 4, and 6 above; and

(8) the Company agreeing to (a) a knowing waiver of its rights to a

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speedy trial pursuant to the Sixth Amendment to the United States Constitution, Title 18, United States Code, Section 3161, and Federal Rule of Criminal Procedure 48(b); (b) a knowing waiver for purposes of the Plea Agreement and any charges by the United States arising out of the conduct described in the Statement of Facts attached to the Plea Agreement or criminal Information of any objection with respect to venue in the United States District Court for the District of New Jersey; and (c) a knowing waiver of any defenses based on the statute of limitations for any prosecution relating to the conduct described in the Statement of Facts, criminal Information, or relating to conduct known to the Department prior to the date on which this Agreement was signed that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement.

NOW, THEREFORE, BE IT:

RESOLVED that the key terms of the Proposed Settlement that have been distributed to the members of the Board as Annex 1 to the Proposed Settlement Resolutions are hereby approved and the Proposed Settlement is hereby agreed to in principle by the Company;

FURTHER RESOLVED that Steven P. Heineman, General Counsel of ConvergEx Group, LLC, on behalf of the Company, is authorized and directed to execute and deliver the Plea Agreement on behalf of the Company and such other documents as are necessary to effect the Proposed Settlement, and to take such other and further actions as may be approved by the Board of Directors of the Company or any authorized committee or subcommittee thereof, as applicable, to consummate the Proposed Settlement and the resolution of the investigation of fraudulent conduct in connection with mark-ups and mark-downs on securities transactions referenced above, including appearing before the United States District Court for the District of New Jersey, to enter a plea of guilty on behalf of ConvergEx Global Markets Limited and accept the sentence of the Court.

IN WITNESS WHEREOF, I have hereto set my hand as Assistant Secretary of ConvergEx Global Markets Limited this 12th day of December, 2013.

Heather A. Sisler, Assistant Secretary

STATE OF NEW YORK :
: ss.
COUNTY OF NEW YORK :

Subscribed and sworn to before me this 12th day of December, 2013.

KEITH GOLDEN
NOTARY PUBLIC
NO. 02GO6074892
QUALIFIED IN NEW YORK COUNTY
COMM. EXP. 05/27/2014
STATE OF NEW YORK

Notary Public

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EXHIBIT 2

CERTIFICATE OF CORPORATE RESOLUTIONS OF CONVERGEX GROUP, LLC

A copy of the executed Certificate of Corporate Resolutions of ConvergEx Group, LLC is annexed hereto as "Exhibit 2."

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T 800.367.8998
www.convergex.com

ConvergEx Group

1633 Broadway, 48th Floor
New York, NY 10019

OFFICER'S CERTIFICATE

I, Steven P. Heineman, do hereby certify that I am the General Counsel of ConvergEx Group, LLC, a Delaware limited liability company (the "Company"), and, as such, I am authorized to execute and deliver this certificate.

I further certify that the following is a true and correct copy of resolutions duly adopted by the Board of Managers of the Company by Written Consent, effective December 12, 2013.

> **WHEREAS**, the Board of Managers of the Company has been informed by its counsel of a proposed settlement with the United States Department of Justice ("DOJ") in relation to certain matters which have been under investigation by DOJ (the "Proposed Settlement"), and the key terms of the Proposed Settlement have been distributed to the members of the Board as Annex 1 to the Proposed Settlement Resolutions;
>
> **WHEREAS**, the Proposed Settlement contemplates:
>
> 1. the Company's wholly owned subsidiary, ConvergEx Global Markets Limited, pleading guilty to certain crimes pursuant to a plea agreement with the DOJ (the "Plea Agreement");
> 2. the DOJ and ConvergEx Global Markets Limited agreeing to recommend to the court a fine of $8,200,000 as appropriate under the circumstances, for which under the terms of the Plea Agreement the Company is jointly and severally liable;
> 3. ConvergEx Global Markets Limited agreeing to pay $5,000,000 to the United States Postal Inspection Service Consumer Fraud Fund;
> 4. ConvergEx Global Markets Limited agreeing to pay restitution in the amount of $12,789,972.95;
> 5. the Court retaining the ability to accept or reject the terms of the Plea Agreement under Fed. R. Crim. P. 11(c)(1)(C);
> 6. imposition of commitments set out in the Plea Agreement on the Company and on ConvergEx Global Markets Limited, including the Company's guarantee of the payment of the criminal fine, restitution, and payment to the United States Postal Inspection Service Consumer Fraud Fund as specified by the Plea

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Agreement;

7. the Company agreeing to include in any sale or merger agreement the requirement that the successor or purchaser company abide by the commitments set out in items 2, 3, 4, and 6 above; and

8. the Company agreeing to (a) a knowing waiver of its rights to a speedy trial pursuant to the Sixth Amendment to the United States Constitution, Title 18, United States Code, Section 3161, and Federal Rule of Criminal Procedure 48(b); (b) a knowing waiver for purposes of the Plea Agreement and any charges by the United States arising out of the conduct described in the Statement of Facts attached to the Plea Agreement or criminal Information of any objection with respect to venue in the United States District Court for the District of New Jersey; and (c) a knowing waiver of any defenses based on the statute of limitations for any prosecution relating to the conduct described in the Statement of Facts, criminal Information, or relating to conduct known to the Department prior to the date on which this Agreement was signed that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement.

THEREFORE, the Board of Managers has RESOLVED that:

1. The key terms of the Proposed Settlement that have been distributed to the members of the Board as Annex 1 to the Proposed Settlement Resolutions are hereby approved and the Proposed Settlement is hereby agreed to in principle by the Company.

2. Steven P. Heineman, General Counsel of the Company, is authorized and directed to execute and deliver the Plea Agreement on behalf of the Company and such other documents as are necessary to effect the Proposed Settlement, and to take such other and further actions as may be approved by the Board of Managers of the Company or any authorized committee or subcommittee thereof, as applicable, to consummate the Proposed Settlement and the resolution of the investigation of fraudulent conduct in connection with mark-ups and mark-downs on securities transactions referenced above, including appearing before the United States District Court for the District of New Jersey, to enter a plea of guilty on behalf of ConvergEx Global Markets Limited and accept the sentence of the Court.

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IN WITNESS WHEREOF, I have executed this Certificate on this 12th day of December, 2013.

Steven P. Heineman,
General Counsel

STATE OF NEW YORK :
: ss.
COUNTY OF NEW YORK :

Subscribed and signed before me this 12th day of December, 2013.

Notary Public

KEITH GOLDEN
NOTARY
NO. 02GO6074892
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
05/27/2014
PUBLIC
STATE OF NEW YORK

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EXHIBIT 3

STATEMENT OF FACTS

This Statement of Facts is incorporated by reference as part of the Plea Agreement, dated December 12, 2013, between the United States Department of Justice, Criminal Division, Fraud Section (the "Department"), and ConvergEx Global Markets Limited ("CGM LIMITED"). CGM LIMITED hereby agrees and stipulates that the following information is true and accurate. CGM LIMITED admits, accepts, and acknowledges that it is responsible for the acts of its officers, employees, and agents as set forth below.

Relevant ConvergEx Entities and Employees

1. ConvergEx Group, LLC ("ConvergEx Group") was a parent company that owned several subsidiaries, including broker-dealers and related companies offering brokerage services to U.S. and foreign institutional clients. Multiple cross-subsidiary business divisions also reported up to ConvergEx Group.

2. Certain of these broker-dealers offered their clients "agency brokerage" services for equities (the "Agency Brokers"). ConvergEx divisions offering global trading and global transition management services through the Agency Brokers disclosed to clients that the Agency Brokers would charge commissions for their services and presented themselves as

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"conflict free" agency-only brokers in certain marketing materials.

3. CGM LIMITED was a wholly owned subsidiary of ConvergEx Group that was incorporated, headquartered, and registered as a broker-dealer in Bermuda. CGM LIMITED was acquired by ConvergEx Group in October 2006.

4. ConvergEx Global Markets Division ("CGM Division") was an unincorporated business line reporting up to ConvergEx Group that included CGM LIMITED and divisions of certain Agency Brokers. The CGM Division offered global trading services, which allowed clients to contemporaneously trade large blocks of securities in different markets throughout the world. The CGM Division in many respects was operated as one business. For instance, certain income (known as spread income) generated by CGM LIMITED in Bermuda was credited to the Agency Brokers for various business reasons, including for making compensation decisions for employees of the Agency Brokers.

5. The Global Transition Management Division ("GTM Division") was an unincorporated business division reporting up to ConvergEx Group that was housed within certain of the Agency Brokers. The GTM Division offered transition management services, which provided clients in the process of changing fund managers or investment strategies the ability to execute large orders to buy and sell securities.

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6. The CGM and GTM Divisions regularly routed certain orders for the purchase or sale of securities to CGM LIMITED, which traded securities on a riskless principal basis. In general, a "riskless principal" trade occurs when a broker-dealer, after receiving a client order to buy (or sell) a security, buys (or sells) the security for its own account from (or to) another person in a contemporaneous offsetting transaction and then allocates the shares to the client order. CGM LIMITED regularly included a mark-up (an additional amount paid for the purchase of a security) or mark-down (a reduction of the amount received for the sale of a security) when executing orders routed by the Agency Brokers for non-fiduciary clients, and the price reported to these clients by the Agency Brokers included any such mark-up or mark-down. Employees of ConvergEx Group and certain of its subsidiaries referred to such mark-ups and mark-downs as either "spread," "trading profits," or "TP."

7. Executive A was Chief Executive Officer of CGM LIMITED, head of the CGM Division, and an Executive Managing Director of ConvergEx Group.

8. Executive B was head of the GTM Division.

9. Jonathan Daspin ("Daspin") was the Head Trader at CGM LIMITED and its predecessor entities.

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10. Thomas Lekargeren ("Lekargeren") was a Sales Trader at one of the Agency Brokers.

Other Relevant Entities

11. Clients 1 through 4 used the Agency Brokers for global trading services.

12. Clients 5 through 7 used one of the Agency Brokers for transition management services.

13. Transition Management Company ("TMC") was unaffiliated with ConvergEx Group and provided transition management services to its clients. TMC sent its clients' orders to an Agency Broker, knowing that such orders would be routed to CGM LIMITED for execution and that spread might be taken.

Background Regarding Business Practices

14. To generate spread on certain trades, the CGM and GTM Divisions often routed orders through CGM LIMITED instead of an Agency Broker. The CGM and GTM Divisions did so knowing that executing through CGM LIMITED typically would make many trades more profitable at the clients' expense and without certain clients knowing it. Such routing was particularly unnecessary when Agency Brokers in New York routed orders for securities listed on U.S. exchanges to CGM LIMITED.

15. G-Pro was an order management system that the Agency Brokers used to transmit client orders to CGM LIMITED for execution. Beginning in March 2010, the G-Pro order management

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system passed data through (and stored data on) a server located in Carlstadt, New Jersey.

16. Daspin and other traders at CGM LIMITED executed Agency Brokers' orders by trading in a riskless principal capacity, and they recorded the amount of any spread taken on a trade for a non-fiduciary client in G-Pro.

17. Some Agency Brokers' sales traders and CGM LIMITED's traders often consulted with each other about whether to take spread, or the amount of spread to take, in an effort at least in part to hide from clients the fact that spread was being taken.

18. Certain employees of the Agency Brokers and CGM LIMITED believed that, if the clients learned of CGM LIMITED's practice of taking spread income, CGM LIMITED and the Agency Brokers would lose revenue generated from these clients as well as some of the clients themselves.

The Scheme

19. Certain employees of the Agency Brokers and CGM LIMITED took steps designed to conceal the fact that CGM LIMITED was taking spread.

20. Employees of the Agency Brokers and CGM LIMITED used various means to conceal from certain clients the fact that spread was included in the trade prices reported to those clients, including: taking smaller amounts of spread from

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certain particularly price-sensitive clients; taking larger amounts of spread from clients less likely to discover that spread was being taken; insuring that the reported price, inclusive of any spread, would be within the high or low price at which the security traded that day; and using multiple local brokers during the course of a trade so that a client would not be able to track the execution of the client's order through publicly available resources.

21. As relevant here, a time and sales report was a report that summarized each of the individual transactions, called "fills," that were entered into to execute an order. For each fill, an accurate time and sales report should have identified the number of shares involved in the trade, the time at which the trade was executed on the local exchange, and the price at which the shares involved in the trade were either purchased or sold on the local exchange.

22. As detailed below, from 2007 through 2011, CGM LIMITED and CGM Division employees within the Agency Brokers, with the knowledge of Executive A, provided false time and sales reports to four global trading clients on seven different dates, and the GTM Division made other false statements to transition management clients, to hide the fact that spread was being taken.

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23. The Agency Brokers and CGM LIMITED, with the knowledge of Executive A, decided that CGM LIMITED would not take spread when they believed that a time and sales report would likely have to be provided to a client, because doing so would have risked exposing the fact that CGM LIMITED was taking spread.

24. As further detailed below, Executive A, Lekargeren, Daspin, and other traders at CGM LIMITED and an Agency Broker intentionally violated a large asset management client's instructions to provide the client with real time fill data in order to take spread on certain of the client's orders. Based on this client's instructions, real time fill data (i.e., an immediate data feed of the details of the trades that CGM LIMITED received from a broker in the local market) should have shown the client the times, prices, and number of shares bought or sold on the exchange.

False Time and Sales Reports Sent to Global Trading Clients

25. On seven different dates, clients requested time and sales reports related to trades on which spread had been taken. In each instance, a false time and sales report was created and provided to the client.

26. To create the false time and sales reports, CGM LIMITED traders generally used exchange data from transactions entered into by others on the same trade date as the trades that had been executed by CGM LIMITED on behalf of the Agency

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Brokers' clients. To conceal mark-ups on purchase orders, the traders generally used trades that had been executed for others at higher prices than the prices obtained by CGM LIMITED. Conversely, to hide mark-downs on sales orders, the traders generally used trades that had been executed for others at lower prices than the prices obtained by CGM LIMITED.

27. A software program called Auto TP was created prior to CGM LIMITED being acquired by ConvergEx Group in October 2006. The program was designed in part to be able to generate false time and sales reports if a client requested a time and sales report.

Client 1

28. On June 22, 2007, Client 1 made a request for a time and sales report showing the fills for the execution of the sale that day of 808,516 shares of ABN Amro Holding NV securities on the Amsterdam Stock Exchange.

29. CGM LIMITED's traders attempted to use Auto TP to create a false report to provide to Client 1, but were unsuccessful in using the program and had to create the false report manually.

30. On June 25, 2007, Daspin created a false time and sales report to respond to Client 1's request.

31. On June 25, 2007, Daspin emailed instructions to an Agency Broker sales trader about how the falsified time and

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sales report should be formatted before being sent to Client 1: "Please put all Prints in one spreadsheet in the least Friendly Format. . . . If possible take this out of spreadsheet Format and make a PDF - Or put this in picture file or something tricky to manipulate."

32. On June 25, 2007, Daspin sent the Agency Broker sales trader the final falsified time and sales report to send to Client 1 by email. The sales trader sent the falsified report to Client 1, and Daspin received confirmation that the sales trader had sent the falsified report shortly thereafter.

33. After the Agency Broker sales trader sent the false time and sales report to Client 1 on June 25, 2007, Client 1 did not request additional time and sales reports. Subsequent to sending Client 1 the false time and sales report, CGM LIMITED used G-Pro to take spread of $7,999.36 on subsequent trade orders placed by Client 1.

Client 2

34. On February 5, 2008, Client 2 made a request for a time and sales report showing the fills for the execution of the sale that day of 50,000 shares of Weichai Power Co. Limited securities on the Hong Kong Stock Exchange.

35. After receiving the request for the time and sales report, a CGM LIMITED trader sent a false time and sales report to an Agency Broker sales trader to transmit to Client 2.

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36. On February 6, 2008, the Agency Broker sales trader transmitted the false time and sales report to Client 2.

37. On January 7, 2011, Client 2 made a request for a time and sales report showing the fills for the execution of the purchase of 65,000 shares of Takeda Pharma securities and 80,000 shares of Astellas Pharma securities on the Tokyo Stock Exchange on January 6, 2011.

38. Daspin subsequently sent a false time and sales report to an Agency Broker sales trader to transmit to Client 2. Daspin separately sent the sales trader a spreadsheet that he specified was "NOT FOR CLIENT," which listed the fills, marking several as "Possible Prints to remove."

39. On January 7, 2011, the Agency Broker sales trader transmitted the false time and sales report to Client 2.

40. After the first false time and sales report was sent to Client 2 on February 6, 2008, CGM LIMITED used G-Pro to take spread of $1,090,127.41 on subsequent trade orders placed by Client 2.

Client 3

41. On September 2, 2008, Client 3 made a request for a time and sales report showing the fills for the execution of the purchase of 2,965 shares of Michael Page International PLC securities on the London Stock Exchange on August 26, 2008.

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42. On September 2, 2008, a CGM LIMITED trader transmitted a false time and sales report to Client 3 knowing it was false.

43. On March 17, 2009, Client 3 made a request for a time and sales report showing the fills for the execution of the purchase of 224,000 shares and 90,700 shares of Hoya Corp. securities on the Tokyo Stock Exchange on March 16-17, 2009.

44. On March 18, 2009, a CGM LIMITED trader transmitted a false time and sales report to Client 3 knowing it was false.

45. On July 13, 2010, Client 3 made a request for a time and sales report showing the fills for the execution of the purchase that day of 500,000 shares of Subsea 7 S.A. securities on the Oslo Stock Exchange.

46. On July 13, 2010, a CGM LIMITED trader transmitted a false time and sales report to Client 3 knowing it was false.

47. After the CGM LIMITED trader transmitted the false time and sales report to Client 3 on July 13, 2010, Daspin notified Executive A: "[Client 3] asked for prints on a name today. We needed to be creative putting something together as did not have time and sales for the price given. Fyi."

48. After the first false time and sales report was transmitted to Client 3 on September 2, 2008, CGM LIMITED used G-Pro to take spread of $277,498.07 on subsequent trade orders placed by Client 3.

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Client 4

49. On August 10, 2009, Client 4 made a request for a time and sales report showing the fills for the execution of two purchase orders totaling 389,296 shares of New York Community Bank securities on the New York Stock Exchange on August 7, 2009.

50. Daspin created a false time and sales report to send to Client 4, and sent the false report to Executive A, a CGM LIMITED trader, and an Agency Broker sales trader, which each of them knew to be false.

51. On August 11, 2009, after consulting with Executive A, Lekargeren transmitted the false time and sales report to Client 4.

52. After the false time and sales report was sent to Client 4 on August 11, 2009, Client 4 did not request additional time and sales reports. Subsequent to sending Client 4 the false time and sales report, CGM LIMITED used G-Pro to take spread of $3,795,769.60 on subsequent trade orders placed by Client 4.

Batching of Client 4's Real Time Fills

53. Beginning at least as early as April 2009, Client 4 began requesting real-time fills in real-time capable markets. Executive A and Daspin understood at the time that if Client 4 were to receive real time fills, they would not be able to add

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spread on such orders for Client 4.

54. After Client 4 made repeated requests, CGM LIMITED and an Agency Broker began providing real time fill data to Client 4 for orders in certain markets on February 22, 2010.

55. In order to continue taking spread on such orders after Client 4 began receiving real time fills, Daspin and Executive A came up with a plan to "batch fill" certain real-time orders of Client 4. When orders were batch filled, CGM LIMITED traders "turned off" real time, added spread to trades, and then delivered "batch fills," i.e., fills that grouped together several smaller fills, that included spread added into the price. This was a knowing violation of Client 4's instructions to provide real time fills.

56. On several occasions, representatives of Client 4 questioned why they were not receiving real time fills, and Lekargeren blamed it on various "IT" issues.

False Statements to Transition Clients

Client 5

57. On June 10, 2008, a consultant representing Client 5 asked whether "related parties earned any remuneration and how such remuneration would arise" in connection with prior trades executed on behalf of Client 5. In response, Executive B caused a statement to be made to the consultant that Executive B knew to be false. According to the statement, a related party (CGM

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LIMITED) had taken positions onto its own books, exposed itself to the risk of any change in price, and later unwound the positions over time, which made it "difficult, if not impossible to determine" the spread taken.

Client 6

58. On July 24, 2010, in response to a request for information from Client 6 regarding language in the client's transition agreement, Executive B approved a response, which was sent to Client 6, that falsely informed Client 6 that "no principal trading has been carried out in any transition for [Client 6]," when Executive B was aware that CGM LIMITED had taken spread of approximately $1.75 million on Client 6's trades in June 2010, and that CGM LIMITED had done so acting in a principal capacity.

59. After the false response was sent to Client 6 on July 24, 2010, CGM LIMITED used G-Pro to take spread of $4,496,673.23 on subsequent trade orders placed by Client 6.

Client 7

60. In March 2011, in response to a question about why trades executed on behalf of Client 7 may have been poorly executed, Executive B caused a misleading response to be made to Client 7 that Executive B knew failed to inform Client 7 that part of the reason for the poor performance was that spread had been included in the prices provided to Client 7.

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61. After the misleading response was provided to Client 7 in March 2011, CGM LIMITED used G-Pro to take spread of $3,121,905.28 on subsequent trade orders placed by Client 7.

False Invoices in Connection with Spread Shared with TMC

62. TMC sent orders of its underlying transition clients to an Agency Broker, which routed TMC's orders to CGM LIMITED for execution.

63. TMC's agreements with its clients included a provision that TMC would act as a fiduciary to its clients on the transitions. In some agreements, there were additional provisions that TMC would not earn remuneration on transitions other than TMC's stated commissions.

64. TMC had a written contract to share in commission revenue generated by an Agency Broker. TMC also agreed with CGM LIMITED that TMC would receive a 50-60% share of the spread taken by CGM LIMITED on TMC's clients.

65. From October 2008 through January 2011, TMC sent ConvergEx Group invoices that billed for "trade cost analysis" ("TCA"), a type of analysis that seeks to determine the total effective cost of using a broker's services. The amounts reflected on these invoices were equal to the amount of spread revenue owed to TMC under the revenue sharing agreement.

66. Although TMC did provide TCA services to the CGM Division, the invoices were false because they reflected the

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amount of spread income to be shared with TMC rather than the cost of the TCA services provided by TMC. As such, the invoices concealed that such payments were for TMC's portion of the spread revenue share, which TMC was prohibited from receiving without disclosing to its clients.

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